Exhibit 99.1

OKYO Pharma Announces OK-101 Officially Assigned USAN : Urcosimod

London and New York, NY, February 12, 2025. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP), a severe ocular condition without an FDA approved therapy, and for inflammatory dry eye disease (DED), a multi-billion-dollar market, is pleased to announce that its lead asset, OK-101, has been officially assigned the United States Adopted Name (USAN) “urcosimod”.

The USAN designation reflects Okyo Pharma’s commitment to developing new therapies for unmet medical needs in ophthalmology. The suffix “-mod” in urcosimod denotes its classification as a modulator of key inflammatory and neuropathic pathways, critical to addressing ocular conditions such as neuropathic corneal pain (NCP) and dry eye disease (DED).

The USAN program, jointly managed by the American Medical Association (AMA), the United States Pharmacopeial Convention (USP), and the American Pharmacists Association (APhA), assigns unique nonproprietary names to pharmaceutical substances to ensure clarity in medical communication. This naming milestone underscores the progress of urcosimod (OK-101) in its clinical development program.

Gary S. Jacob, Ph.D., Chief Executive Officer of Okyo Pharma, commented:

“We are thrilled to announce that OK-101 has been granted the name urcosimod, marking an important step in its development as a therapeutic option for patients suffering from serious ocular conditions. Urcosimod is currently in a Phase 2 clinical trial for neuropathic corneal pain, an area of significant unmet medical need. This follows the encouraging results observed in our prior Phase 2 trial of urcosimod for dry eye disease, where the drug demonstrated strong pain reducing effects and a favorable safety profile.”

Dr. Jacob continued: “Neuropathic corneal pain is a debilitating condition for which there are currently no FDA-approved treatments. We believe urcosimod’s dual anti-inflammatory and analgesic properties uniquely position it to address both the symptoms and the underlying causes of this condition. With the USAN name granted, we are further cementing the path forward for this promising therapeutic candidate.”

Okyo Pharma’s innovative lipid-conjugated small molecule platform enables urcosimod to target and modulate ocular G-protein coupled receptors (GPCRs), reducing inflammation and pain at the source. The drug’s design, combining anti-inflammatory and pain-modulating properties, sets it apart from traditional approaches in ocular disease treatment.

The ongoing Phase 2 trial for neuropathic corneal pain was initiated in October 2024. The company is planning to release top-line results in Q4 2025.

Okyo Pharma remains committed to addressing the unmet needs of patients with sight-threatening and quality-of-life-impacting conditions.

About NCP

Neuropathic corneal pain (NCP) is a condition that causes pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, or debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. Notably, there is no FDA approved drug to treat this debilitating condition.

About Urcosimod (Formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to potentially enhance the residence time of urcosimod within the ocular environment. Urcosimod showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-masked, placebo-controlled trial to treat DED, and is presently being evaluated in a randomized, placebo-controlled, double-masked Phase 2 trial to treat 48 NCP patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of NCP and DED, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat NCP and inflammatory DED. In addition to the completed Phase 2 trial of urcosimod to treat DED patients, OKYO is also currently evaluating urcosimod to treat NCP patients in a Phase 2 trial.

For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560
Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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